June 11, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief Jennifer Thompson, Division of Corporate Finance

Re:	CDC Corporation (the “Company”) Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2006

Dear Ms. Collins and Ms. Thompson:

As discussed yesterday via telephone, the Company is currently continuing the process of preparing an Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F/A”).

The Company hereby informs the Securities and Exchange Commission (the “Commission”) that it plans to file the Form 20-F/A on or about June 20, 2008, and will keep the Commission updated on its progress with respect thereto.

Should you have any questions about the foregoing, please feel free to contact the undersigned at 678-287-8443, or Timothy F. Coen, General Counsel for the Company at 678-259-8616.

Sincerely,

/s/ James W. FitzGibbons

James W. FitzGibbons

Chief Accounting Officer, CDC Corporation

cc:	Peter Yip Timothy F. Coen, Esq. Michael Latimore